

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Yulin Wang
Chief Executive Officer
Meihua International Medical Technologies Co., Ltd.
88 Tongda Road, Touqiao Town
Guangling District, Yangzhou, 225000
People's Republic of China

> **Re: Meihua International Medical Technologies Co., Ltd.**
> **Amendment No. 4 to**
> **Registration Statement on Form F-1**
> **Filed October 21, 2021**
> **File No. 333-258659**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form F-1 filed October 21, 2021

Index to the Consolidated Financial Statements, page F-1

1. Please provide interim financial statements for the six-months ended June 30, 2021, along with the corresponding prior year period in accordance with Item 4.b. of Form F-1 with reference to Item 8.A.5. of Form 20-F.

Exhibit 23.1, page II-2

2. Please request a revised consent from Briggs & Veselka Co. that references the correct amendment number. In this regard, the consent dated October 21, 2021 is included in the fourth amendment to the Form F-1 rather than the third amendment.

Yulin Wang
Meihua International Medical Technologies Co., Ltd.
November 1, 2021
Page 2

   You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Joe Laxague, Esq.